Shareholder Meeting Results for the Apollo Tactical Income Fund
("AIF")

      On May 19, 2016, AIF held its Annual Meeting of
Shareholders for the election of Directors. The proposal was approved by AIF's shareholders and the results of the voting are as follows:

Name                      For          Withheld
Glenn N. Marchak    12,077,411.689    615,662.480
Todd J. Slotkin     12,077,411.689    615,662.480

      Robert L. Borden, Barry Cohen, Carl J. Rickertsen and
Elliot Stein, Jr. continue to serve in their capacities as Directors of AIF.